GELESIS, INC.

501 BOYLSTON STREET

BOSTON, MA 02116

December 17, 2015

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

Mail Stop 4561

100 F Street, N.E.

Washington, DC 20549-4720

Attention: Suzanne Hayes

Re:	Gelesis, Inc. Withdrawal of Registration Statement on Form S-1 Registration Statement on Form S-1 (No. 333-203178)

Dear Ms. Hayes:

Pursuant to Rule 477 promulgated under the Securities Act of 1933, as amended (the “Securities Act”), Gelesis, Inc. (the “Registrant”) hereby requests that the Securities and Exchange Commission (the “Commission”) consent to the withdrawal, effective as of the date hereof or at the earliest practicable date hereafter, of its Registration Statement on Form S-1 (File No. 333-203178), together with all exhibits thereto (collectively, the “Registration Statement”). The Registration Statement was originally filed with the Commission on April 1, 2015. The Registration Statement was not declared effective by the Commission under the Securities Act.

The Registrant has determined not to pursue the public offering to which the Registration Statement relates at this time due to market conditions and requests that the Commission consent to this application on the grounds that withdrawal of the Registration Statement is consistent with the public interest and the protection of investors, as contemplated by Rule 477(a) of the Securities Act.

The Registrant confirms that no securities have been sold pursuant to the Registration Statement.

The Registrant acknowledges that no refund will be made for fees paid to the Commission in connection with filing of the Registration Statement. However, the Registrant requests that, in accordance with Rule 457(p) under the Securities Act, all fees paid to the Commission in connection with the filing of the Registration Statement be credited for future use.

Please send copies of the written order granting withdrawal of the Registration Statement to the undersigned at Gelesis, Inc., 501 Boylston Street, facsimile number (877) 341-7748, with a copy to the Registrant’s counsel, Goodwin Procter LLP, Attn: James T. Barrett, 53 State Street, Boston, MA 02109, facsimile number (617) 321-4781.

If you should have any questions regarding this request, please do not hesitate to contact James T. Barrett of Goodwin Procter LLP at (617) 570-1530.

Very truly yours, GELESIS, INC.

By:	/s/ Yishai Zohar
Chief Executive Officer

cc:	Alla Berenshteyn, Securities and Exchange Commission Bryan Pitko, Securities and Exchange Commission Paras Doshi, Gelesis, Inc. James T. Barrett, Esq., Goodwin Procter LLP